

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2019

Derek Maetzold
Chief Executive Officer
CASTLE BIOSCIENCES INC
820 S. Friendswood Drive, Suite 201
Friendswood, Texas 77546

> **Re: CASTLE BIOSCIENCES INC**
> **Registration Statement on Form S-1**
> **Filed June 26, 2019**
> **File No. 333-232369**

Dear Mr. Maetzold:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2019 letter.

Registration Statement on Form S-1

Summary, page 1

1. We partially reissue prior comment 2. Please update the amount of shares outstanding and the amount of shares outstanding after the offering as of the same date as the beneficial ownership table.

Use of Proceeds, page 55

2. We partially reissue prior comment 4. We continue to note the disclosure that while these are your current intentions regarding the use of proceeds, actual expenditures may differ materially from the estimates described in this section. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain

contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise accordingly

2018 Loan and Security Agreement, page 73

3.   We note your response to prior comment 5 and the June 13, 2019 amendment to the 2018 Loan and Security Agreement which amended the terms of the trailing revenue covenant. Given your prior disclosure regarding your projections that you may be unable to maintain compliance with the revenue covenant during the next 12 months and your historic revenue; please disclose your minimum revenue targets through December 2019 or tell us how you concluded that these targets are not material.

Description of Capital Stock, page 151

4.   We note your revisions in response to prior comment 6 regarding exclusive forum. Please make conforming changes to your risk factor disclosure on pages 51 and 52. Also, please include disclosure on page 155 and in the risk factors regarding the alternate courts that will be the appropriate forum if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ruairi Regan at 202-551-3269 or Pamela Howell, Special Counsel, at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Karen Anderson, Esq.